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VIA EDGAR AND COURIER

Amanda Ravitz

Branch Chief – Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Live Nation, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed September 15, 2009

File No. 333-159991

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 5, 2009

File No. 001-32601

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Filed August 6, 2009

File No. 001-32601

Dear Ms. Ravitz:

On behalf of Live Nation, Inc. (“Live Nation”) we hereby submit responses to the Staff’s comments regarding Live Nation’s Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) filed on September 15, 2009 (“Amendment No. 2”), Live Nation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Live Nation Form 10-K”), and Live Nation’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the “Live Nation Form 10-Q”), as set forth in the Securities and Exchange Commission’s letter to Michael G. Rowles, Esq., dated October 8, 2009 (the “Comment Letter”). We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, Ticketmaster Entertainment, Inc. (“Ticketmaster Entertainment”) regarding the Staff’s comments to the Registration Statement. Additionally, herewith filed with EDGAR is a complete copy of Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”), including exhibits.

We are also providing via courier five copies of Amendment No. 3, including exhibits and two copies of Amendment No. 3 marked to show changes from Amendment No. 2. We are providing courtesy copies of Amendment No. 3 including a version marked for changes, to Claire Erlanger, Linda Cvrkel and Matthew Spitzer.

October 21, 2009

Amendment No. 3 incorporates changes responsive to the comments set forth in the Comment Letter. For your convenience, we have repeated each of the Staff’s comments in bold prior to the response. All references to page numbers and footnotes of the Registration Statement in the responses below each heading are to the pages or footnotes, respectively, in Amendment No. 3. The references to page numbers and footnotes of the Registration Statement in the headings are to Amendment No. 2.

Registration Statement on Form S-4

Summary, page 10

1.	We note your response to prior comment 3. Please provide substantiation for the disclosure that Ticketmaster is the “world’s leading live entertainment ticketing and marketing company based upon the number of tickets sold” or, alternatively, note that it reflects Ticketmaster’s belief.

The Staff’s comment is acknowledged and the following documentation is being supplementally provided to the Staff via courier along with this letter to support the statement that Ticketmaster Entertainment is the “world’s leading live entertainment ticketing and marketing company based upon the number of tickets sold”:

•	Exhibit A: Research report, dated January 21, 2009, issued by Gabelli & Company, Inc. (see pages 1 and 3).

•	Exhibit B: Research report, dated May 13, 2009, issued by Citigroup Global Markets (see “Investment strategy” on page 8).

•	Exhibit C: Recent report published by Mintel, a global consumer, product and market research company, regarding the entertainment venue market in the United States (see pages 19, 41 and 52-54).

•	Exhibit D: 2008 Annual Report for CTS Eventim AG (“CTS”). Report contains various metrics regarding its ticketing business. See, for example, pages 5, 8, 18, 26 and 41.

Interests of Directors and Executive Officers, page 15

2.	We note your response to prior comment 4. Please, however, revise to provide an estimate of the aggregate amount of all benefits that the officers and directors will receive in this transaction which regular shareholders do not. You may use a share price as of a certain date to make such estimates if necessary.

The disclosure on pages 15 and 16 has been revised in response to the Staff’s comment.

October 21, 2009

Risk Factors, page 32

3.	Please include a risk factor discussing the fact that the parties to the merger are required to take all reasonable steps in order to attempt to obtain regulatory approval of the merger, including steps that might deplete or eliminate the value of the projected $40 million in synergies of the merger.

The disclosure on page 38 has been revised in response to the Staff’s comment.

The exchange ratio is subject to adjustment prior to completion of the merger, page 33

4.	Please disclose the amount of time you anticipate between the vote and closing since the exchange ratio can fluctuate during that time.

The disclosure on page 34 has been revised in response to the Staff’s comment.

The combined company will have substantial indebtedness, page 37

5.	We note your response to prior comment 9. Please revise, however, to disclose that all interest rate spreads under Ticketmaster’s credit facility will increase by 1.25% pursuant to the amendment that will take effect at the time of the merger. Also revise throughout the document, where applicable, such as the first bullet point on page 65.

The disclosure on pages 38, 66, 117 and 276 has been revised in response to the Staff’s comment.

If the merger is completed, the terms of Live Nation Worldwide’s agreement with CTS will cause Live Nation Worldwide to incur ongoing costs and could reduce operational efficiencies that the combined company might otherwise obtain through the merger, page 37

6.	We note from your disclosure on page 37 that Live Nation is party to a licensing agreement with CTS. However, it is not clear from your disclosure if there will be any changes to the agreement or future additional costs that will be incurred by Live Nation solely due to the merger transaction. If there will be any recurring costs that will be incurred by Live Nation (or the combined company) that are directly attributable to the merger transaction, and factually supportable, we believe these costs should be reflected as adjustments in the pro forma income statement. Please revise or advise accordingly. Also, to the extent the CTS agreement is expected to impact Live Nation’s and or the combined company’s future operating results in a material adverse manner, we believe you should revise your MD&A section to include a discussion of the impact of this contract on the Company’s future operating results.

The Staff is respectfully advised that Live Nation is currently operating its ticketing platform under a ten-year contract with CTS in the United States and several other countries. All costs related to the CTS agreement are currently recorded on the income statement of Live Nation. There are no additional costs under the CTS agreement that will be incurred solely due to the Merger, and, as a result, no adjustment to the pro forma income statement is required for the CTS agreement.

In addition, Live Nation does not believe that any additional disclosure is required or appropriate at this time as the financial statement impacts of the CTS agreement are part of Live Nation’s current operations. Live Nation will continue to review the impact of the CTS agreement to ensure that future disclosures in Live Nation’s Exchange Act filings, including in the MD&A, are adequate.

October 21, 2009

The Merger could cause the Ticketmaster spin-off to become a taxable transaction, page 38

7.	We note your response to our prior comment number 10. Please quantify or estimate, to the extent possible, the aggregate market value of the Ticketmaster common stock as of the date of the merger. Alternatively, describe how this amount might be determined.

The disclosure on page 40 has been revised in response to the Staff’s comment.

Background of the Merger, page 57

8.	We note your response to prior comment 15. You state that the potential annual synergies are estimated at approximately $40 million. In certain of the board books provided to us pursuant to prior comment 1, we note that there are estimated synergies as high as [XX]. Please revise to clarify why you chose the figure that you disclosed and note that there were a range of estimates.

The disclosure on page 60 has been revised in response to the Staff’s comment to clarify that the $40 million estimate includes only operating synergies. The Staff is respectfully advised that although the Live Nation board of directors and its financial advisors analyzed certain other types of possible synergies, the Live Nation board of directors only relied on estimated operating synergies and only estimated operating synergies have been disclosed because such other types of synergies were determined to be speculative and/or difficult to estimate. In addition, the Staff is further respectfully advised that certain estimated operating synergies were presented to the companies’ respective boards of directors as both before-tax and after-tax estimates. The disclosure on page 60 has also been revised to clarify that the $40 million of estimated operating synergies represents an after-tax estimate.

9.	We note your response to prior comment 16. Please briefly disclose the reasons that Live Nation decided against the alternative business transactions discussed on page 57 that it considered.

The disclosure on page 58 has been revised in response to the Staff’s comment.

10.	In this connection, please revise to clarify what you mean by the proposed transaction with Live Nation being “more attractive” in the last paragraph on page 58.

The disclosure on page 60 has been revised in response to the Staff’s comment.

Live Nation’s Reasons for the Merger, page 61

11.	We note your responses to prior comments 21 and 22. Please revise to clarify what you mean by “strategic advantages and other opportunities” in the first bullet on page 61.

The disclosure on page 63 has been revised in response to the Staff’s comment.

October 21, 2009

Ticketmaster Entertainment’s Reasons for the Merger, page 66

12.	We note your response to prior comment 21 and the second portion of prior comment 23. Please revise the fourth bullet point on page 66 to briefly disclose why the terms provided by the “other party” were considered unreasonable from the board’s perspective.

The disclosure on page 68 has been revised in response to the Staff’s comment.

13.	We note your response to the first portion of prior comment 23. Please disclose the basis for the conclusion by the board that the combined company will enjoy a “greater amount of free cash flows.” Does the board expect these amounts to be more than merely the sum of the current companies’ combined earnings and cash flows and if so, why?

The disclosure on page 67 has been revised in response to the Staff’s comment.

Opinions of Live Nation’s Financial Advisors, page 74

14.	We note new disclosure on page 54 that you have completed several recent acquisitions or strategic agreements. Please revise your disclosure to make clear, if true, that the financial advisor opinions do not take into account these subsequent transactions.

The Staff is respectfully advised that neither Live Nation nor Ticketmaster Entertainment has completed any material acquisition or, with the exception of the Merger Agreement, entered into any strategic agreement for any material acquisition since February 8, 2009, the earliest of the dates on which the opinions of Live Nation’s and Ticketmaster Entertainment’s respective financial advisors were delivered. In response to the Staff’s comment, Live Nation has, however, revised the disclosure on page 56 to clarify the timing of the acquisitions referenced in the Staff’s comment.

Certain Financial Forecasts, page 70

15.	We note that the financial projections used by Live Nation’s financial advisor contain certain line items that you have not included in the tables on page 71 and 72. Please tell us why you did not feel that inclusion of those line items was appropriate or revise.

The Staff is respectfully advised that Live Nation has been advised by Goldman Sachs that financial projection line items included in its board presentation but not disclosed in the Registration Statement were included in Goldman Sachs’ board presentation for presentation purposes only but were not a primary basis of any of its financial analysis. Therefore, Live Nation has disclosed the financial projection line items that were primarily relied on by each of Live Nation’s financial advisors.

October 21, 2009

Discounted Cash Flow Analysis, page 78

16.	We note your response to prior comment 26 and revisions in various places that multiples were established using the financial advisor’s “professional judgment and expertise.” Please provide additional disclosure in these instances that provides more meaningful information about how multiples were selected, since the expertise of the financial advisors is understood.

We presume that the Staff’s comment refers to the following sentence in the description of the Present Value of Future Theoretical Share Price Analysis that began on page 79 of Amendment No. 2: “The range of enterprise value to forward EBITDA multiples used by Goldman Sachs in this analysis was derived by Goldman Sachs utilizing its professional judgment and experience.” The disclosure on pages 80 and 81 has been revised in response to the Staff’s comment.

In addition, in regard to the description of Deutsche Bank’s fairness opinion, the disclosure on pages 86 and 87 has also been revised to provide more meaningful information about how multiples were selected.

17.	We note that Goldman Sachs used financial metrics of Live Nation and selected companies in determining the discount rates for these companies. Please identify these comparable companies.

The disclosure on pages 80 and 81 has been revised in response to the Staff’s comment.

18.	Please add the substance of your response to prior comment 32 to this section so that investors may better understand the underlying purpose of this analysis and the one immediately following it. In addition, please clarify that the analyses do not specifically address the fairness to Live Nation shareholders of the consideration being paid, but rather the increase in value of their shares as a result of the merger.

The disclosure on page 80 has been revised in response to the first sentence of the Staff’s comment.

In response to the second sentence of the Staff’s comment, the Staff is respectfully advised that both the Discounted Cash Flow Analysis and the Present Value of Future Theoretical Share Price Analysis were prepared by Goldman Sachs for purposes of providing its opinion to the Live Nation board of directors as to the fairness from a financial point of view to Live Nation of the exchange ratio pursuant to the Merger Agreement. The Staff is respectfully referred to page 82, which states that in arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Discounted Cash Flow Analysis, page 84

19.	We note that Deutsche Bank selected mid-point discount rates of 11.5% and 11.75% in performing this analysis; however, disclose whether other discount rates were tested and if so, why those rates were not selected.

The disclosure on pages 86 and 87 has been revised in response to the Staff’s comment.

October 21, 2009

Value Accretion/Dilution Analysis, page 85

20.	Explain why there is no numeric data in this section and provide more details about how this analysis supported a fairness determination.

The Staff is respectfully advised that the Value Accretion/Dilution Analysis contains numerical data under the sub-bullets labeled “Discounted cash flow-based intrinsic value analysis” and “Trading multiples-based value analysis,” each of which is a part of the Value Accretion/Dilution Analysis. Additionally, the disclosure on page 87 has been revised in response to the Staff’s comment.

Discounted Cash Flow Analysis, page 94

21.	Disclose the names of the comparable companies referenced.

The disclosure on pages 97 and 99 has been revised in response to the Staff’s comment.

Contribution Analysis, page 97

22.	We note the figures provided with respect to the base case and downside case free cash flow percentages as they apply to the contribution analysis for Ticketmaster and Live Nation. It appears from the board book produced by Allen & Co., however, that the range of free cash flow percentages from FY2008 to FY2011 includes numbers that Allen & Co., determined were not meaningful. Please revise the disclosure to correctly reflect these numbers and explain why there were determined not to be meaningful.

The disclosure on page 100 has been revised in response to the Staff’s comment.

The Merger Agreement, page 109

23.	We note your response to prior comments 41 and 43. It appears, however, that the closing condition with respect to tax opinions can ultimately be waived by shareholders. Please clarify whether it is your intent to file tax opinions prior to effectiveness.

Live Nation and Ticketmaster Entertainment respectfully advise the Staff that each of Live Nation and Ticketmaster Entertainment has been provided with a form of tax opinion from Latham & Watkins LLP and Wachtell, Lipton, Rosen & Katz, respectively. The forms of these opinions have been filed as Exhibits 8.1 and 8.2, respectively. These opinions will be executed and delivered by the respective law firms at a later date, and Live Nation and Ticketmaster Entertainment will file such signed opinions as exhibits to the Form S-4 prior to the effectiveness of the Registration Statement.

The disclosure on pages 123 and 124 has been revised accordingly.

October 21, 2009

Accounting Treatment, page 110

24.	We note from your response to our prior comment 39 that you have revised your disclosure to provide details of how you analyzed the SFAS 141R criteria in your determination that Live Nation is the accounting acquirer. However, we still do not believe that the analysis of some of the criteria support your conclusion. For example, you disclose that because their respective post-Merger ownership will be nearly identical, the companies do not believe that relative voting rights provide influence in favor of either company being deemed the acquirer for accounting purposes. In light of the fact that under Topic 810 of the Codification, control is generally defined as the ownership of more than 50% of the voting securities of the acquired entities, please tell us why you do not believe that 50.01% of the total voting power would give Ticketmaster control of the merged company and therefore cause them to be considered the accounting acquirer.

Also, although Liberty Media will own just less than 15% of the combined company, you indicate that you believe a single stockholder voting interest in excess of 25% is a more notable factor in terms of influence. Please explain to us your basis for this conclusion and why you do not believe that the guidance in SFAS No. 141R that “the acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity” would apply in this situation. Also, please explain how you considered the existence of the two board seats to be nominated by Liberty Media in your determination that Liberty Media is not a significant minority interest.

As the Staff has indicated, Topic 810 of the Codification states that the usual condition for a controlling financial interest is ownership of a majority voting interest, and therefore, as a general rule ownership by one entity, directly or indirectly, of more than 50% of the outstanding voting shares of another entity is a condition pointing toward consolidation. While Live Nation and Ticketmaster Entertainment agree that the fact that holders of Ticketmaster Entertainment common stock will receive shares of Live Nation common stock that represent 50.01% of the equity interests of the combined company points toward Ticketmaster Entertainment being deemed to be the accounting acquirer, Live Nation and Ticketmaster Entertainment do not believe that this post-closing ownership stake is a presumptive factor in determining the accounting acquirer when the ownership split is almost identical and numerous other factors indicate that the power to control may lie with the other party. Although Live Nation and Ticketmaster Entertainment have always considered the Merger to be a “merger of equals,” the companies jointly determined that, from a capital structure perspective, the most favorable transaction structure was one in which the former holders of Ticketmaster Entertainment common stock would hold slightly in excess of 50% of the voting interests of the combined company because, if the transaction had been structured such that each company’s respective stockholders held 50% of the voting interests of the combined company following the completion of the Merger, Live Nation and Ticketmaster Entertainment believed that the transaction might have required additional consents or repurchases from certain of the Ticketmaster Entertainment creditors. Therefore, judgment is required when the combining entities are of nearly equal value or the shareholders of one entity do not clearly control the combined entity based on voting interests. Topic 805 of the Codification outlines the factors that should be considered in addition to the ownership interest if the ownership interest does not clearly indicate the accounting acquirer. These additional factors were considered by Live Nation and Ticketmaster Entertainment and are outlined in the Registration Statement on pages 118 through 120. Based on the analysis of such factors, Live Nation and Ticketmaster Entertainment believe that Live Nation is the deemed accounting acquirer due to the fact that (1) Live Nation is issuing its common stock to acquire Ticketmaster Entertainment and is paying the exchange ratio premium in the transaction, (2) in terms of revenue, total asset balance and net assets, Live Nation is larger than Ticketmaster Entertainment and (3) the composition of the post-closing senior management of the combined company favors Live Nation.

October 21, 2009

With regard to the Staff’s question related to Liberty Media’s post-closing ownership stake, Live Nation and Ticketmaster Entertainment continue to believe that a 25% threshold is appropriate when determining which minority interest holders might be able to exercise significant influence. As the Staff is aware, the Codification does not contain a specific percentage to use. However, other parts of the Codification, specifically Topic 323 related to equity method investments, consider an investment of 20% or more as presumptive evidence of an investor’s ability to exercise significant influence while an investment below 20% is viewed as presumptive evidence that the investor does not have such ability. As noted in the Registration Statement, Liberty Media will own less than 15% of the voting interests of the combined company and therefore, in accordance with the equity method accounting guidance, would not be considered to have significant influence over the combined company. Furthermore, Live Nation has historically had several institutional investors holding greater than 5% interests, so it is believed that there will not be one particular minority stockholder who will be able to significantly influence the combined company.

Finally, as to the Staff’s question related to Liberty Media’s ability to nominate up to two of Ticketmaster Entertainment’s initial seven candidates for the combined company’s board of directors, the parties do not believe that this is a factor that provides additional influence in favor of either company being deemed the acquirer for accounting purposes because Liberty Media’s board seats are a part of, not in addition to, the total number of board seats initially designated by Ticketmaster Entertainment. The Staff is also respectfully advised that Liberty Media has not been provided with any special voting rights with respect to matters to be voted on by the stockholders of the combined company. As previously discussed, significant influence under equity accounting rules requires a voting interest of at least 20% but Liberty Media’s board seats, at two of the fourteen total seats, represent less than 15% of the total board representation and are therefore less than the level required for significant influence on board matters. As a result, Live Nation and Ticketmaster Entertainment respectfully continue to believe that Liberty Media’s right to nominate members to the board of directors of the combined company does not weigh in favor of either company being deemed the acquirer for accounting purposes.

Material U.S. Federal Income Tax Consequences, page 116

25.	We note your response to our prior comment number 40; however, your new disclosure does not provide counsel’s opinion as to the tax effects of this merger, but merely that the summary of the law is accurate. If you intend to supply a short form tax opinion, please revise here to make clear which are the material tax consequences and highlight that they represent counsel’s opinion.

Please refer to the response to comment 23 above.

Employment Agreements, page 182

26.	We note your response to prior comment 47. Please revise to clarify the disclosure regarding the achievement of management objectives to provide what constituted “adequate financing” if such measure was a pre-established metric. Alternatively, if such metric was discretionary, please make that fact clear.

The disclosure on pages 184 and 191 has been revised in response to the Staff’s comment.

October 21, 2009

Ticketmaster Entertainment’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three and Six Months Ended June 30, 2009 Compared to the Three and Six Months Ended June 30, 2008, page 247

27.	We note from the discussion on page 253 that operating income for the three and six months ended June 30, 2009 decreased in part from increases in amortization of intangibles. We also note that this was due partly to acceleration of amortization expense of $5.1 million related to certain international ticketing agreement intangible assets. Please tell us and explain in MD&A and the notes to the Company’s financial statements the nature and timing of the changes in facts or circumstances that resulted in the acceleration of amortization expense related to the international ticketing agreement intangible assets. We may have further comment upon review of your response and your revised disclosures.

The Staff is respectfully advised that as a result of a change in business conditions and decreased operating results of certain international operations in the first six months of 2009, Ticketmaster Entertainment evaluated the remaining useful life of certain international ticket agreement intangible assets in accordance with Topic 350-30-35-9 of the Codification. Ticketmaster Entertainment determined that the circumstances warranted a revision to the remaining period of amortization. Ticketmaster Entertainment determined that the intangible assets did not have a useful life beyond the second quarter of 2009, and as such, Ticketmaster Entertainment accelerated the amortization of these assets in order to fully amortize the assets by the end of the second quarter of 2009. Ticketmaster Entertainment recorded additional amortization expense related to the ticketing agreement intangible assets of $5.1 million in the second quarter of 2009, which is reflected in the Ticketing segment of Ticketmaster Entertainment’s business.

A new Note 14 – Intangible Amortization has been added to FIN-78 in response to the Staff’s comment and, in addition, page 262 has been revised to explain the nature and timing of the aforementioned facts and circumstances.

Liquidity and Capital Resources, page 264

28.	We note from your response to our prior comment 52 that you revised your disclosure on page 266. However, it does not appear that the disclosure in the last paragraph of the Liquidity and Capital Resources section has been revised to discuss the nature and terms of the significant changes in the amendments that will occur if the merger is consummated, including the increase in interest rates and additional restrictive covenants that may occur as a result of the merger. We believe that a detailed discussion of the changes would be useful to the reader of this section, rather than a cross-reference to a discussion elsewhere in the filing. Please revise accordingly.

The disclosure on page 276 has been revised in response to the Staff’s comment.

October 21, 2009

Unaudited Pro Forma Condensed Combined Financial Statements, page 306

Note 1. Basis of Pro Forma Presentation, page 311

29.	We note from your response to our prior comment 55 that you have revised the pro forma financial statements to include a separate column for the spin-off adjustments and a separate column for the acquisition accounting adjustments. Please revise the unaudited pro forma statements of operations for the year ended December 31, 2008 and six months ended June 30, 2009 to include an additional subtotal column that reflects only the pro forma effects of the spin-off transaction and which does not include the effects to the acquisition accounting.

The pro forma financial statements on pages 318 through 320 have been revised in response to the Staff’s comments.

30.	We note from your response to our prior comment 56 that management is currently discussing the terms of the employment agreements to take effect upon completion of the Merger. However, based on the disclosures provided on pages 108 and 109 and 280 and 281 of the registration statement, it appears that certain employment agreements with management have already been finalized. To the extent that these agreements are already finalized or will become finalized prior to the planned effectiveness of your Form S-4 registration statement, please revise the pro forma, financial statements to give effect to these since they appear to be directly attributable to the merger and will have a continuing impact on the combined company’s results of operations. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Certain employment agreements of Ms. Willard and Messrs. Rowles, Korman, Regan, and Riley have been revised in the ordinary course, as the Staff has indicated. The Staff is respectfully advised, however, that these agreements are already effective and are not directly attributable to the Merger. Therefore, Live Nation and Ticketmaster Entertainment do not believe that a pro forma adjustment is appropriate for these agreements.

The agreements that are directly attributable to the Merger are the agreements regarding the terms of employment with Messrs. Rapino and Azoff related to their future employment with the combined company. The unaudited pro forma condensed combined financial statements have been revised to give effect to such employment agreements, which Messrs. Rapino and Azoff have entered into with Live Nation and Ticketmaster Entertainment, respectively, since the date of Amendment No. 2.

October 21, 2009

Footnote (4), page 312

31.	We note from your response to our prior comment 57 that you have revised footnote (4) on page 312 to include the assumptions used in the Black-Scholes option pricing model. We also note that you disclose that you used the simplified method for estimating the expected life assumption. Please revise your disclosure in footnote (4) to include the additional disclosures required by SAB 110 when the simplified method is used. These disclosures include the use of the method, the reason why the method was used, and the periods for which the method was used if the method was not used in all periods. Your disclosure in the interim financial statements of Ticketmaster for the six months ended June 30, 2009 on page FIN-73 should be similarly revised.

Live Nation and Ticketmaster Entertainment confirm that the simplified method was used for all periods. The disclosure in footnote (4) on page 322 has been revised in response to the Staff’s comment. Additionally, the interim financial statements of Ticketmaster Entertainment for the six months ended June 30, 2009 on page FIN-73 have been similarly revised in response to the Staff’s comment to meet the disclosure requirements of SAB 110.

32.	We note from your response to our prior comment 60 and revised disclosure on note 314 that you have included disclosure of the valuation method used for each type of intangible asset acquired. Please revise to include detail of the significant assumptions used in these valuation methodologies such as the discount rate, number of years of projected earnings, etc.

The disclosure on pages 324, 325 and 326 has been revised in response to the Staff’s comment to include additional detail regarding the significant assumptions used in valuing the intangible assets.

Note 2. Pro Forma Adjustments, page 315

Adjustments to Balance Sheets, page 315

Footnote (l), page 317

33.	We note from your response to our prior comments 69 and 70 that you have recorded a liability for the fair value of the preferred shares attributable to the portion of the requisite service period that has passed, and subsequent to the modification, you will recognize compensation expense and interest expense associated with the note based on Mr. Azoff’s future service requirements. However, we do not believe your disclosure in footnote (l) clearly explains your proposed accounting treatment for this note. Please clarify your disclosure in footnote (l) to clearly state the future service requirements that will apply to Mr. Azoff and how the amount of the note will be increased based on those service requirements. Also, you should clarify in your disclosure that in the future, as the remaining service terms and performance conditions are achieved, the liability related to the note will be increased and compensation expense and interest expense will be recognized. Additionally, you should disclose how the additional expense (and liability) will be calculated or provide an estimate of how much may be incurred and during what time period.

The disclosure in footnote (l) on page 328 has been revised in response to the Staff’s comment to (i) state the future service requirements, (ii) clarify that as services are performed, the liability will increase, and (iii) provide an estimate of how much expense and liability is expected to be incurred over the service period.

October 21, 2009

Footnote (q), page 318

34.	We note from your response to our prior comment 72 and revisions to footnote (q) that the fair values of the noncontrolling interest were based on recent acquisitions, adjusted to effect for control premiums and liquidity discounts. Please revise your disclosure to explain in further detail the significant assumptions considered in determining the fair value of the noncontrolling interest. Your revised disclosures should include the names and dates of the recent acquisitions, and the specific control premium, liquidity discount and any other relevant assumptions used in determining fair value.

The disclosure in footnote (q) on page 329 has been expanded in response to the Staff’s comment to include the name and date of the recent acquisition and the control and liquidity premiums used in determining fair value.

Footnote (t), page 319

35.	We note from your response to our prior comment 73 that you have revised footnote (t) to show the amortization expense adjustment detailed by type of intangible asset. However, it is not clear how several of the amounts of amortization expense were calculated. For example, artist relationships were assigned a useful life of 1 to 19 years, yet the depreciation expense for the year ended December 31, 2008 is $783 based on a fair value adjustment of $56,151.

Also, the amortization expense for the non-compete agreements do not appear consistent with the useful life range of 1-5 years. Please clearly explain in footnote (t) how you determined the amortization expense for each intangible asset category.

The disclosure in footnote (t) on page 330 has been expanded in response to the Staff’s comment to provide additional information related to the amortization expense calculations.

Footnote (u), page 319

36.	We note from your response to our prior comment 76 that the fees and costs associated with amending the Ticketmaster Entertainment credit facility have not yet been finalized. Once these amounts are finalized, please revise to include these as adjustments to the pro forma balance sheet.

Also, based on the disclosures provided in footnotes (u1) and (u2) we are still unclear as to how the adjustments to interest expense in connection with the Ticketmaster spinoff and the merger transaction for the year ended December 31, 2008 and the six months ended June 30, 2009 were calculated or determined. Please revise the notes to the pro forma financial information to include a schedule that shows the significant components of each of these adjustments as well as the specific assumptions (i.e., outstanding balances of debt, interest rates, etc) that were used to calculate or determine each of these adjustments.

The Staff is respectfully advised that the fees and costs associated with amending the Ticketmaster Entertainment credit facility have not yet been finalized. As such, no pro forma adjustment was recorded to accrue for these costs. Once these fees and other costs are finalized, an adjustment will be recorded to liabilities.

October 21, 2009

The disclosure in footnotes (u1) and (u2) on pages 331 and 332 has been revised in response to the Staff’s comments to include schedules showing significant components and assumptions used to calculate the interest expense adjustments.

Footnote (u2), page 320

37.	We note your disclosure that as the loss on extinguishment was a result of the merger, the impact of the extinguishment has been recorded to goodwill. Please tell us, and disclose in your footnote, the amount of the extinguishment of debt and explain to us why you believe it is appropriate to record this amount in goodwill. Also, please tell us if the amount has been included in the goodwill on the pro forma balance sheet as of June 30, 2009.

The disclosure in footnote (u2) on page 332 has been revised to remove the discussion of the impact of extinguishment of debt. Live Nation has clarified and revised the disclosure to conclude that the deferred financing fees have no fair value and are eliminated in acquisition accounting as opposed to accounting for the loss as an extinguishment of debt upon consummation of the merger. The $23.3 million balance of deferred financing fees has been included in the pro forma adjustments to eliminate short- and long-term deferred financing fees in footnotes (a) and (e) on page 326.

Footnote (u4) on page 321

38.	Please revise footnote (u4) to disclose the method and period over which the discount on the Senior Notes is being accreted to interest expense.

The disclosure in footnote (u4) on pages 332 and 333 has been revised in response to the Staff’s comment to disclose the method and period over which the discount on the Ticketmaster Entertainment Senior Notes is being accreted to interest expense.

39.	We note the disclosure that has been added to footnote (w) in response to our prior comment number 77. However, based on your revised disclosure we are still unclear as to how the pro adjustment to the tax provision for the six months ended June 30, 2009 was calculated or determined, given the effective tax rate disclosed in footnote (w) of 40%. Please supplementally provide us with the computation of the pro forma adjustment to the tax provision of $899. We may have further comment upon receipt of your response.

The Staff is respectfully advised that the following explanation is for the pro forma amounts as they existed in Amendment No. 2 in order to tie to the tax provision amount of $0.9 million referenced in the Staff’s comment. As discussed further in the paragraph following the table provided, there have been slight changes to the tax provision in this Amendment No. 3, but the change is not significant and the methodology as described below is the same. For the six months ended June 30, 2009, the combined effect from pro forma adjustments on income from continuing operations is a net combined increase in income from continuing operations, before income taxes, of $17.0 million. The net increase in income from continuing operations is attributable to a net decrease in earnings from Ticketmaster Entertainment operations of $19.3 million and an increase in earnings from Live Nation operations of $36.3 million. Based upon the current legal and tax structure of Live Nation and Ticketmaster Entertainment and the expected structure of the combined company post-merger, the companies are not expected to file a consolidated tax return. Accordingly, the tax impacts of the pro forma adjustments have been computed on a separate company basis.

October 21, 2009

As illustrated in the table below, the Ticketmaster Entertainment pro forma adjustments which result in a reduction to earnings of $19.3 million, include the elimination of gross profit on sales transactions with Live Nation entities. While it is appropriate to eliminate these intercompany transactions in the pro forma adjustments, this intercompany profit is not expected to be eliminated for income tax purposes and therefore no tax effect is given to those particular pro forma adjustments. After this adjustment, the net remaining tax benefit for the six months ended June 30, 2009 is $0.6 million (calculated using an effective rate of 40%).

Additionally, a pro forma tax expense adjustment of $1.5 million associated with the reversal of tax benefits previously established by Ticketmaster Entertainment in connection with deferred compensation accounts for the difference between the expected benefit based on the pro forma adjustments discussed above of $0.6 million and the net pro forma income tax expense of $0.9 million. The $1.5 million pro forma tax adjustment is not associated with any pre-tax pro forma adjustment but rather takes into account that the Merger would require changes to the employment arrangement for a key employee of Ticketmaster Entertainment and the changes would constitute a material modification of a stock grant award for federal income tax purposes. As a consequence, the material modification causes a deferred tax benefit previously recorded by Ticketmaster Entertainment to be lost.

October 21, 2009

Live Nation pro forma adjustments are all attributable to activities in the United States. For U.S. federal income tax purposes, pro forma tax effects are anticipated to reduce losses otherwise incurred during the period presented and therefore no tax effect is given to the Live Nation pro forma adjustments.

Tax Effects of Acquisition Accounting Pro Forma Adjustments

For the Six Months Ended June 30, 2009

(in thousands)	Pro Forma Adjustments
	Combined	Ticketmaster Entertainment	Live Nation
Revenue	$(18,089)	$(17,889)	$(200)
Direct Operating Expenses	(36,389)	(18,500)	(17,889)
Selling, marketing, general and administrative expenses	(32,988)	(14,398)	(18,590)
Depreciation and amortization	30,913	30,913	—
Operating Income (loss)	20,375	(15,904)	36,279

Interest Expense	3,372	3,372	—

Income (loss) from continuing operations before income taxes	$17,003	$(19,276)	$36,279

Tax Calculation:
Pro forma increase/(decrease) in pre-tax income		$(19,276)	$36,279
Gross profit not eliminated for tax purposes		17,690	—
Pro forma increase / (decrease) in taxable income		$(1,586)	$36,279

Tax benefit from pre-tax pro forma adjustments (Ticketmaster Entertainment 40%; Live Nation 0%)		$(634)	$—

Reversal of tax benefit associated with compensation that would exceed $1 million and not associated with a pre-tax pro forma adjustment		1,533	—
Income Tax Expense		$899	$—

Total pro forma adjustments to income tax expense for the six months ended June 30, 2009 now total $1.6 million. The net increase of $0.7 million from the pro forma adjustment previously reported is attributable to a reduction of tax benefits of $0.9 million, due to a $2.4 million reduction of amortization expense, and a tax benefit of $0.2 million, associated with $0.6 million of compensation costs that had not been included in the previously reported pro forma adjustments. Pre-tax pro forma non-cash compensation adjustments now include non-cash compensation costs of $0.9 million for which no tax has been provided as these costs are expected to be non-deductible for federal and state income tax purposes.

October 21, 2009

Audited Financial Statements of Ticketmaster Entertainment for the year ended December 31, 2008

Consolidated Statements of Operations, page FIN-3

Consolidated Statements of Temporary Equity and Equity, page FIN-5

40.	We note that the amounts of net losses allocated to redeemable controlling interests and other non-controlling interests and to Ticketmaster Entertainment in the Company’s Consolidated Statement of Temporary Equity and Equity for 2008 do not agree to the amounts reflected in the Consolidated Statement of Operations for this period. Please reconcile and revise these disclosures.

The Staff is respectfully advised that the Consolidated Statements of Temporary Equity and Equity on page FIN-5 have been reconciled and revised in response to the Staff’s comment to properly show the amount of net losses allocated to redeemable controlling interests and other noncontrolling interests.

Note 2. Summary of Significant Accounting Policies

- Recent Accounting Pronouncements - Non-Controlling Interests in Consolidated Financial

Statements, page FIN-18

41.	We note from the disclosure in Note 2 that Ticketmaster determined that during its adoption of SFAS No. 160 on January 1, 2009, it incorrectly classified certain redeemable noncontrolling interests in permanent equity rather than temporary equity in its consolidated balance sheet as of December 31, 2008 and the related consolidated statements of temporary equity and equity. We also note that corrections have been made to the financial statements included in the Company’s registration statement on Form S-4 to correct these classification errors. However, we note that the financial statements included in the Company’s quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 have not been similarly revised to correct these classification errors. Please file amendments to the Company’s quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 to correct these classification errors or explain in detail why you do not believe this is required.

The Staff is respectfully advised that Ticketmaster Entertainment will file amendments to its quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, as requested by the Staff to correct the classification of noncontrolling interests, and is expected to be completed by November 9, 2009.

October 21, 2009

Note 11. Temporary Equity and Equity, page FIN-37

42.	We note from your response to our prior comment 84 that in accordance with ASR 268 you adjusted APIC by $8.8 million to appropriately record the instrument outside of permanent equity because redemption is outside the control of Ticketmaster Entertainment for this award. However, we note that although the fair value of the award was determined to be $40 million at the date of issuance, only $31.2 million of that amount will eventually be recognized as compensation expense over the remaining vesting period. Please tell us why you believe it is appropriate not to recognize the initial $8.8 million that was vested upon issuance as compensation expense. Alternatively, if this amount was recognized as a charge to compensation expense at the time the 1,750,000 shares of Series A Preferred shares were issued, please clearly indicate this in Note 11.

The Staff is respectfully advised that the issuance of 1,750,000 restricted shares of the Ticketmaster Entertainment Series A preferred stock was conducted as part of an exchange of equity awards in October 2008. As the shares were issued in connection with Ticketmaster Entertainment’s acquisition of a controlling interest in Front Line, they were accounted for as an exchange of equity instruments in a business combination in accordance with SFAS 123R and Ticketmaster Entertainment recorded the $8.8 million as temporary equity representing the vested portion of the fair value based on the requisite service period that had passed.

The disclosure in Note 11 – Temporary Equity and Equity on page FIN-38 has been revised in response to the Staff’s comment to clarify the accounting treatment of the Ticketmaster Entertainment Series A preferred stock.

43.	We note from your disclosure in Note 11 that the currently redeemable put arrangements held by the noncontrolling interests of certain subsidiaries of the Company had an estimated redemption fair value of $1.3 million and $7.8 million as of December 31, 2008 and 2007. We also note your disclosure of the additional amounts of noncontrolling interest which are not currently redeemable. However, we are unable to reconcile the amounts in Note 11 to the amounts recorded on the balance sheet under the captions “redeemable noncontrolling interests” and “noncontrolling interests.” Please reconcile these amounts for us and explain to us and in the notes to your financial statements the nature and terms of the amounts recorded in temporary equity as redeemable noncontrolling interests and the amounts recorded in permanent equity as noncontrolling interests.

Also, please disclose in the notes to the Company’s financial statements the nature and terms of the acquisition transactions that occurred during 2008 which resulted in the $42,820 increase in redeemable non-controlling interests during the period, as it appears from Note 3 that only $17,604 of the purchase price for Front Line was allocated to non-controlling interests.

The disclosure in Note 11 – Temporary Equity and Equity on page FIN-39 has been revised in response to the Staff’s comment to further explain the nature and terms of the amounts recorded in temporary equity as redeemable noncontrolling interests and the amounts recorded in permanent equity as noncontrolling interests.

October 21, 2009

The Staff is respectfully advised of the following nature and terms of the redeemable noncontrolling interests:

The currently redeemable put arrangements held by the noncontrolling interests of certain subsidiaries of Ticketmaster Entertainment had an estimated redemption fair value of $1.3 million and $7.8 million as of December 31, 2008 and 2007, respectively.

Ticketmaster Entertainment acquired (the “Acquisition”) a controlling interest in Front Line Management Group (“Front Line”) on October 29, 2008, increasing Ticketmaster Entertainment’s ownership interest from 39.4% to 82.3%. As of December 31, 2008, 81.17% of the common stock of Front Line held by noncontrolling interests included put arrangements that were not currently redeemable. These shares of Front Line common stock had an estimated fair value of $51.2 million as of December 31, 2008. The shares of Front Line common stock held by the minority interests are redeemable at differing dates as specified in the Acquisition. Per the terms of the Acquisition, 17,279 shares are redeemable on October 29, 2011, 5,271 shares are redeemable on October 29, 2013 and the remaining 174 shares are redeemable on January 24, 2015; these shares of Front Line common stock had estimated redemption fair values of $38.9 million, $11.9 million and $0.4 million, respectively, as of December 31, 2008. For the year ended December 31, 2008, in accordance with EITF D-98, Ticketmaster Entertainment has accreted $0.5 million of the change from book value to the redemption fair value using the interest method. The carrying value of these shares of Front Line common stock, including the recorded accretion, was $28.9 million as of December 31, 2008.

Additionally, the founder of Front Line and the Azoff Family Trust hold options and restricted stock in Front Line that included put arrangements exercisable at the option of the holder on October 29, 2013, subject to vesting. The options and restricted stock had estimated redemption fair value of $19.3 million as of December 31, 2008. For the year ended December 31, 2008, in accordance with EITF D-98, Ticketmaster Entertainment has accreted $0.2 million of the change from book value to the redemption fair value using the interest method. The carrying value of the options and restricted stock, including the recorded accretion, was $0.6 million as of December 31, 2008.

The common stock of two subsidiaries of Front Line held by noncontrolling interests included put arrangements that were not currently redeemable. One put arrangement, redeemable on August 23, 2012, had an estimated redemption fair value of $3.2 million as of December 31, 2008. The remaining put arrangement, which does not have a determinable redemption date, had an estimated redemption fair value of $7.8 million as of December 31, 2008. At December 31, 2008, the carrying value of these interests was $11.7 million, which exceeded the estimated redemption fair value.

The Staff is respectfully advised of the following nature and terms of the noncontrolling interests in permanent equity:

For 18.83% of the Front Line common stock held by noncontrolling interests and certain non-wholly owned subsidiaries of Front Line, the common securities held by the noncontrolling interests do not include put arrangements exercisable outside of the control of Ticketmaster Entertainment. As such, these noncontrolling interests are recorded in equity, separate from Ticketmaster Entertainment’s own equity. The carrying value of these noncontrolling interests was $28.2 million as of December 31, 2008.

The following tables present a reconciliation of the carrying values and redemption fair values attributed to the redeemable noncontrolling interests in Note 11 and the balance of the redeemable noncontrolling interests reported on the balance sheets for the years ended December 31, 2007 and 2008 (numbers in thousands).

October 21, 2009

Redeemable Noncontrolling Interests	Carrying Value (including FV accretion)	Redemption Fair Value

12/31/2007
Historical ticketing subsidiaries with put features	$7,812	$7,812

	$7,812	$7,812
12/31/2008
Historical ticketing subsidiaries with put features	$1,293	$1,293
81.17% Noncontrolling interest of Front Line with put features	28,872	51,208
Equity Awards of Front Line with put features	614	19,329
Subsidiaries of Front Line with put features	11,704	10,916

	$42,483	$82,746

Noncontrolling Interests	Carrying Value (including FV accretion)	Redemption Fair Value

12/31/2007	$—	N/A
12/31/2008
18.83% Noncontrolling Interest of Front Line without put features	$28,172	N/A

	$28,172

The Staff is further respectfully advised that the entire increase in redeemable noncontrolling interest related to acquisition transactions that occurred during 2008 is a result of the Acquisition disclosed in Note 3. The $17.6 million of the purchase price for Front Line allocated to noncontrolling interests in Note 3 represents the fair value of noncontrolling interests attributed to the 42.9% interest of Front Line purchased on October 29, 2008. As described in Note 3, Ticketmaster Entertainment acquired an additional 42.9% interest in Front Line, which increased its ownership from 39.4% to 82.3%. Upon consolidation on the acquisition date, the total noncontrolling interest attributed to Front Line and the non-wholly owned subsidiaries of Front Line were valued at $41.0 million and $34.6 million, respectively. The total $75.6 million acquisition date value of the noncontrolling interests related to the Front Line entities acquired was reduced by $6.2 million due to activity subsequent to October 29, 2008. Of the noncontrolling interests related to entities acquired in 2008, the portion identified as including put arrangements requiring classification as redeemable noncontrolling interest had a value of $41.2 million as of December 31, 2008.

The Staff is respectfully advised that Ticketmaster Entertainment believes that all required disclosures under SFAS 141 regarding the Acquisition have been made in Ticketmaster Entertainment’s financial statements for the year ended December 31, 2008.

October 21, 2009

Note 14. Related Party Transactions, page FIN-45

44.	We note from your response to our prior comment 86 that during the second quarter of 2008, IAC changed the amount of intercompany interest expense charged to Ticketmaster Entertainment which resulted in an $8.3 million interest charge in the second quarter of 2008. However, based on inconsistencies between your response and your disclosure in Note 14 we are unclear if this amount was additional interest income or interest expense recorded by Ticketmaster. Also, we do not believe you have clearly explained the period or periods to which this adjustment relates to or why it was recognized in the second quarter of 2008 rather than in the period or periods to which it relates. Please advise or revise accordingly.

The Staff is respectfully advised that prior to the Ticketmaster Entertainment spin-off, Ticketmaster Entertainment maintained an intercompany receivable balance from IAC for the years from 2002 through 2008. Ticketmaster Entertainment recorded interest income on this receivable balance as calculated by IAC through the second quarter of 2008. In preparation for the Ticketmaster Entertainment spin-off, IAC and Ticketmaster Entertainment negotiated the final settlement of intercompany interest in the second quarter of 2008. The final negotiated settlement of intercompany interest related to the years from 2002 through 2008 and the settlement was recorded as $8.3 million of additional interest expense by Ticketmaster Entertainment in the second quarter of 2008.

Note 14 – Related Party Transactions on page FIN-45 has been expanded in response to the Staff’s comment to clarify the nature of the intercompany interest charge and the periods to which it relates.

Live Nation Financial Statements for the years ended December 31, 2008, 2007 and 2006

Note 6. Investments

45.	We have reviewed your response to our prior comment number 96 and the calculations that have been prepared pursuant to Rule 3-09 of Regulation S-X and included in your response. However, based on the summarized financial information for Delirium Concert disclosed in Note 6 for 2006, we are unclear as to how the Company determined its share of this entity’s earnings for 2006 of $4,651,099 that was used in the Company’s computations prepared pursuant to Rule 3-09 of Regulation S-X. In this regard, as Delirium Concert had an operating loss and net loss of $10,438,000 for 2006 it appears that the Company’s 50% share of this loss would be $5,219,000 rather than the $4,651,099 used in the Company’s computations. Furthermore, it appears that if $5,219,000 was used in the Company’s computations for 2006, the Company’s equity in earnings of this entity would exceed the 20% threshold for which audited financial statements would be required. Please advise or revise as appropriate.

The Staff is respectfully advised that there are two components of the difference between Live Nation’s share of Delirium Concert’s earnings for 2006 of $4,651,099, which is the amount that was recorded in Live Nation’s 2006 financial statements and was used for Live Nation’s computation prepared pursuant to Rule 3-09 of Regulation S-X, and $5,219,000, which is 50% (Live Nation’s ownership percentage) of Delirium Concert’s operating loss as reported in the financials prepared by Delirium Concerts and used in the summarized financial information in Note 6 to Live Nation’s financial statements. The first component of the difference is attributable to the amortization methods used for tour-related production costs. Delirium Concerts amortized production costs based on the number of shows presented over the total estimated number of shows over several years. Live Nation

October 21, 2009

adjusted the amortization method to a straight-line basis when recording its share of equity earnings in order to ensure that production costs were fully amortized by the end of the second year of the tour as it was unknown how many shows would continue beyond that period of time. The second component of the difference relates to a one-month time lag in recording equity earnings to the financial statements due to timing of receipt of financial information from Delirium Concerts. The activity for the month of December 2006, which was not recorded as part of Live Nation’s 2006 equity earnings, was a loss of $138,731. Live Nation does not believe this amount is material to its fourth quarter or annual 2006 financial statements and the inclusion of this amount in the equity earnings used for the Rule 3-09 test would not have resulted in an amount exceeding the 20% threshold for which audited financial statements would have been required.

Exhibit 99.6 – Consent of Goldman Sachs

46.	We note your response to prior comment 92. The consent provided, however, still prohibits reproduction of your letter other than in connection with this specific amendment of the registration statement, which the staff deems inappropriate. Accordingly, please delete all limitations on the opinion’s use or reliance.

In response to the Staff’s comment, Goldman Sachs’ consent has been revised to clarify that Goldman Sachs’ opinion “is not to be used, circulated, quoted or otherwise referred to by Live Nation for any other purpose” (italicized language added in two places). The revised and updated consent is filed as Exhibit 99.6 to the Registration Statement.

Live Nation, Inc. Form 10-Q for the quarter ended June 30, 2009

Note 2. Long-Lived Assets

47.	We note your disclosure that as of June 30, 2009, the Company’s market capitalization is below its book value, however, the Company does not believe there have been any events or changes in circumstances that would require performance of an interim goodwill impairment review. Given the declining revenue levels experienced by the Company’s International Music segment during the three and six months ended June 30, 2009 as compared to the same periods in 2008, along with the decline in the Company’s market capitalization during the 2009 period, please explain in further detail in your response and in your future disclosures, why you do not believe these matters represent an adverse change in the business climate which require you to perform an interim goodwill impairment analysis under the requirements of paragraphs 28 of SFAS No. 142. We may have further comment upon review of your response.

The Staff is respectfully advised that Live Nation does not believe that an adverse change in the business climate occurred for the International Music segment during the first six months of 2009, as the company’s results for that period were consistent with the projections prepared as part of its 2008 year-end goodwill impairment test. Specifically, those forecasts anticipated lower first and second quarter revenues for the segment as compared to the prior year. Further, the actual results for the first six months of 2009 exceeded those forecasts. Therefore, as Live Nation’s International Music segment was performing in a manner consistent with those projections and the company believed it to be on track for the remainder of the year’s forecast, Live Nation’s International Music segment revenue decline was not considered a change in circumstances that would require an interim goodwill impairment review. Additionally, just as Live Nation reviewed its market capitalization at year-end, it continued to monitor its market capitalization during 2009; however, Live Nation concluded that this was not an indicator due to the absence of any of the impairment indicators prescribed by paragraph 28 of SFAS No. 142 as well as the

October 21, 2009

increase in market capitalization experienced in the second quarter of 2009. Further, Live Nation continued to see increases in its market capitalization in the weeks leading up to the filing of its Form 10-Q for the quarter ended June 30, 2009, including exceeding the level as of December 31, 2008. Live Nation will include in future filings additional detail as needed in the financial statements in order to clarify why no additional impairment analysis is required.

(REST OF PAGE INTENTIONALLY LEFT BLANK)

October 21, 2009

Live Nation acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the companies from their full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•

the companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (213) 891-8680.

Sincerely,

/s/ James P. Beaubien
James P. Beaubien

cc:	Michael G. Rowles, Esq. (Live Nation, Inc.) Chris Riley, Esq. (Ticketmaster Entertainment, Inc.) Pamela S. Seymon, Esq. (Wachtell, Lipton, Rosen & Katz)